

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2008

via U.S. mail

Recon Technology, Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

      Re: Recon Technology, Ltd.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 12, 2008
              File No. 333-152964

To Whom It May Concern:

      We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   With respect to the warrants to be issued to your placement agent, please clarify in your fee table and your prospectus the securities that are covered by the registration statement. For example, please clarify whether your filing registers

the issuance of the warrants to your placement agent, the issuance of the common stock underlying the warrants, and the resale of the warrants. If the registration statement is intended to cover the resale of the warrants, please advise us of your basis for registering such resale.

2.   We note your response to our prior comment 4 and re-issue such comment in part. Please disclose the number of securities to be offered pursuant to the prospectus. In this regard, we note that information regarding the amount of securities to be offered is not information that may be omitted pursuant to Rule 430A of the Securities Act.

3.   We note your response to our prior comment 7 and remind you to file all exhibits as soon as practicable. In addition, please advise why Exhibits 10.38 and 10.40 are your material contracts. For example, it is not clear how you, your subsidiaries, or the Chinese domestic companies that you control are involved with such agreements. In addition, please advise whether you have any material contracts with CNPC or Sinopec.

4.   Please update your filing to include interim financial statements to comply with Rule 8-08 of Regulation S-X.

Prospectus Summary, page 1

Our Company, page 1

5.   Please clarify in this section your relationship with Beijing Yabei Nuoda Technology Co., Ltd., Beijing Adar Petroleum Technology, Ltd., and Xiamen Hengda Haitian Internet Technology, Ltd.

Risk Factors, page 6

6.   We note that you removed the disclosure regarding the risk that your competitors may independently develop substantially equivalent proprietary information, and the risk that the laws of China may not protect proprietary rights to the same extent as U.S. law. We also note that you removed disclosure regarding the risk that the PRC government may not agree that your operating arrangements comply with applicable laws and regulations. Please replace such disclosure related to these risks, or advise us why these are not material risks.

Our revenues are highly dependent on a very limited number of customers…, page 8

7.   Please expand the subheading to this risk factor to reflect the risk that your contracts with your major customers may be terminated at any time, causing material harm to your operations.

Recent PRC regulations relating to the establishment of off-shore special purpose vehicles..., page 13

8.   We note your response to our prior comment 21. Please clarify in this section, if true, that the term "PRC subsidiaries" is intended to make reference to Recon-JN and Recon-HK.

If our financial condition deteriorates…, page 16

9.   We note your response to our prior comment 22 and re-issue such comment in part. Please remove any suggestion that your shares will be listed on the NASDAQ.

10.   It appears that your response that you will not request effectiveness unless you are notified that your application will be approved is not consistent with the suggestion in your response to prior comment 23 that you may proceed with the offering without the NASDAQ listing approval. Please advise.

Our Corporate Structure, page 20

11.   We have read your response to prior comment 57(i), clarifying that you are presenting consolidated financial statements due to the primary beneficiary determination, not combined financial statements based on common control. Your disclosures indicate that your wholly owned subsidiary, Recon-JN was established on November 15, 2007 and maintains the contractual arrangements that establish Recon JN as the primary beneficiary of the Domestic Companies. Please disclose the date(s) of the agreement and the date that you became the primary beneficiary of the Domestic Companies. Tell us how you have concluded that they should be consolidated as opposed to combined in your 2007 and 2008 financial statements prior to the date of the agreements, considering the guidance in paragraph 20 of FIN46(R) and paragraph 22 of ARB 51.

Contractual Arrangements with Domestic Companies and their Shareholders, page 22

12.   We note your response to our prior comment 28. If material, please disclose the practical effect of the provision in each of the powers of attorney that provides that Recon-JN shall be entitled to transfer, allocate or in any other way utilize the cash dividends and other non-cash income arising out of the Equity Interest in accordance with the shareholder's "oral or written instructions."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

13.   We note your revised disclosure at page 30 that you "are a company focused on production and service for oilfield exploitation industry companies" in the

People's Republic of China. Please revise your disclosure to clarify that you are not an oil production company. For example, we note your disclosure at page 44 that you are a provider of computer software and hardware solutions to companies in the petroleum mining and extraction industry, and that you provide services designed to automate and enhance the extraction of petroleum in China.

Factors Affecting Our Business, page 31

14.   We note your disclosure regarding the benefits of "the automation system." Please clarify whether you are referring to automation generally, or to the technology and services that you provide. If you are referring to automation generally, please provide independent support for your disclosure that the system has improved labor productivity, brought down manual work and consumptions, lowered costs for oil extractions, eliminated failures in time, increased oil output, and actualized automatic management.

15.   We note your disclosure that through application of the automation system, "PSI" can be accurately passed on to management in real time. Please define the term "PSI."

Cost of Revenues, page 37

16.   We note your disclosure that "[a]lthough the Chinese government was trying to take measures against rising prices, [y]our business still suffered significantly in the past year." Please expand your disclosure to discuss how your business suffered, and to identify what products or services caused such effect. For example, we note your disclosure at page 37 that as a percentage of revenues, your cost of revenues decreased in 2008.

Competition, page 47

17.   We note your revised disclosure regarding your "primary domestic" competitors, such as Schlumberger and Honeywell. Please revise your disclosure to state, if true, that such companies represent your primary foreign competitors.

Management, page 53

Board of Directors and Board Committees, page 55

18.   We note your disclosure that your board maintains a majority of independent directors. Please state which definition of independence you used. See Item 407(a)(1)(ii) of Regulation S-K.

Principal Shareholders, page 58

19.   We note your response to our prior comment 49 and re-issue such comment in part. Please revise to include disclosure with respect to your executive officers and directors as a group. See Item 403(b) of Regulation S-K.

Related Party Transactions, page 59

20.   We note your revised disclosure regarding payables to related parties. Please disclose how Ningxia Bright, Xiamen Yingjia, Cheng Bo and Wang Binbin are related parties.

Placement, page 72

21.   We note your disclosure regarding the "Offering Termination Date." However, it appears that such disclosure is not consistent with the definition of such term as set forth in the form of agreement with your placement agent filed as Exhibit 1.1. Please advise or revise.

22.   We note your disclosure that the placement agent's warrants will be exercisable at 120% of the offering price per ordinary share for a period of five years. However, such offering price and expiration term are not set forth in the form of warrant agreement, as filed. Please advise.

23.   Your disclosure at page 73 regarding your lock-up agreements does not appear to be consistent with the form of lock-up agreement filed as Exhibit 10.33. Please advise or revise.

Legal Matters, page 75

24.   We note your response to our prior comment 53. Please clarify whether Kaufman & Canoles, P.C. will pass on matters for you. As revised, your disclosure is confusing in this regard. In addition, if you retain the reference to Kaufman & Canoles, please file as an exhibit to your filing a consent by such firm to be named in your registration statement.

Undertakings, page II-3

25.   We note your response to our prior comment 56 and re-issue such comment. Please provide the undertaking required by Item 512(a)(1)(iii) of Regulation S-K. We expect that such undertaking would more closely follow the language set forth in the referenced item.

Exhibits

26.   We note your disclosure in note 6 of the notes to your consolidated financial statement regarding the subscription agreement that you signed in December

2007. Please file such agreement as an exhibit to your filing. See Item
601(b)(10) of Regulation S-K.

Note 1 – Organization and Basis of Presentation, Page F-9

27.   We note your response to prior comment 57(c), concerning the contractual
        arrangements governing losses and residual benefits of the Domestic Companies.
        You have identified Section 2.1 of the Exclusive Technical Consulting Services
        Agreement Recon-CI which indicates that Recon-JN has the right to receive the
        majority of the expected residual benefit of the Domestic Companies but does not
        have an obligation to absorb the majority of the losses. Paragraph 14 of FIN46(R)
        states, "If one enterprise will absorb a majority of a variable interest entity's
        expected losses and another enterprise will receive a majority of that entity's
        expected residual returns, the enterprise absorbing a majority of the losses shall
        consolidate the variable interest entity." Given that you do not have an obligation
        to absorb the majority of the losses of the Domestic Companies, please tell us
        how you have concluded that Recon CI should consolidate the Domestic
        Companies in light of the aforementioned excerpt from paragraph 14.

28.   We note your response to prior comment 57(e), regarding your determination that
        the Domestic Companies were under common control, also suggesting that the
        Principal Shareholders constitute a control group. You indicate that the Principal
        Shareholders owned at least a 50% interest in each the Domestic Companies prior
        to entering into the contractual arrangements which establish Recon CI as the
        primary beneficiary. However, we see no disclosure in your amended registration
        statement or information in your response indicating that an arrangement exists
        that requires the Principal Shareholders to vote a majority of each of the entities'
        shares in concert, as would ordinarily be required to identify these parties as a
        control group, following the guidance outlined in paragraph 3(c) of EITF 02-05.
        If such an arrangement exists, please disclose the terms and file them as exhibits.
        Otherwise, please explain how you support your conclusion that the Domestic
        Companies are under common control in the absence of such arrangement.

Note 1 – Organization and Basis of Presentation, Page F-11

29.   Your disclosure under the subheading, "Restatement of Financial Statements" at
        page F-10 indicates that you have restated your financial statements for the fiscal
        year ended June 30, 2007 as a result of the omission of a variable interest entity
        that should have been consolidated under FIN46(R). However, your disclosure at
        page F-9 indicates that there were four additional variable interest entities that are
        now included in your consolidated financial statements. Please explain why only
        one of the four variable interest entities has been consolidated in your restated
        financial statements or amend your disclosure to reflect the appropriate number of
        entities that were included in the restatement.

Additionally, please explain why amounts relating to your Statement of Operations included in the "As Previously Reported" column at page F-11 do not agree with the amounts in the financial statements filed on Form S-1 on August 12, 2008.

***

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Arakawa
        K. Hiller
        L. Nicholson

<u>via facsimile</u>

Bradley Haneberg, Esq.
(804) 771-5777